--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                DEP CORPORATION
                           (Name Of Subject Company)

                          HENKEL ACQUISITION CORP. II

                                  HENKEL KGAA

                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    23320240

                     (CUSIP Number of Class of Securities)
                            ------------------------

                            MS. PETRA U. HAMMERLEIN
                                  HENKEL KGAA
                                 HENKELSTRAE 67
                               D-40191 DUSSELDORF
                                    GERMANY
                                49-211-797-3362

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:

                             WILLIAM A. GROLL, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

                           CALCULATION OF FILING FEE

                                    TRANSACTION VALUATION*                                           AMOUNT OF FILING FEE**
                                          $36,099,735                                                        $7,220

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,876,140 shares of Common Stock, par value $0.01 per share, of DEP Corporation at $5.25 net in cash per share, which represents all shares reported to be outstanding at July 12, 1998.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Filing Party:
N/A                        N/A
Form or Registration No.:
N/A                        Date File: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     14D-1
--------------------------------------------------------------------------------

CUSIP NO. 23320240
--------------------------------------------------------------------------------

    1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Henkel Acquisition Corp. II
--------------------------------------------------------------------------------

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /                                                           (b) / /
--------------------------------------------------------------------------------

    3   SEC USE ONLY
--------------------------------------------------------------------------------

    4   SOURCES OF FUNDS

        AF
--------------------------------------------------------------------------------

    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(e) or 2(f)                                                          / /
--------------------------------------------------------------------------------

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------

    7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,161,460* Shares
--------------------------------------------------------------------------------

    8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------

    9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

        31.4%
--------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

* On July 13, 1998 Henkel KGaA ("Parent") and Henkel Acquisition Corp. II ("Purchaser") entered into Stockholder Option Agreements with three stockholders (the "Option Grantors"). Pursuant to the Stockholder Option Agreements, upon the terms and subject to the conditions therein, the Option Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 2,161,460 shares of common stock, par value $0.01 per share, of DEP Corporation. In addition, the Option Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 7 and 9 above. The Stockholder Option Agreements are described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

                                     14D-1
--------------------------------------------------------------------------------

CUSIP NO. 23320240
--------------------------------------------------------------------------------

    1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Henkel KGaA
--------------------------------------------------------------------------------

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /                                                           (b) / /
--------------------------------------------------------------------------------

    3   SEC USE ONLY
--------------------------------------------------------------------------------

    4   SOURCES OF FUNDS

        WC, OO
--------------------------------------------------------------------------------

    5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(e) or 2(f)                                                          / /
--------------------------------------------------------------------------------

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Federal Republic of Germany
--------------------------------------------------------------------------------

    7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,161,460* Shares
--------------------------------------------------------------------------------

    8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------

    9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

        31.4%
--------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

* On July 13, 1998 Henkel KGaA ("Parent") and Henkel Acquisition Corp. II ("Purchaser") entered into Stockholder Option Agreements with three stockholders (the "Option Grantors"). Pursuant to the Stockholder Option Agreements, upon the terms and subject to the conditions therein, the Option Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 2,161,460 shares of common stock, par value $0.01 per share, of DEP Corporation. In addition, the Option Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 7 and 9 above. The Stockholder Option Agreements are described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

    This Schedule 14D-1 Tender Offer Statement (which also constitutes a
Schedule 13D) (the "STATEMENT") relates to a tender offer by Henkel Acquisition Corp. II, a Delaware corporation ("PURCHASER") and a wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("PARENT"), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of DEP Corporation, a Delaware corporation, for a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1998 of Purchaser (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively, the "OFFER"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is DEP Corporation, a Delaware corporation (the "COMPANY"), which has its principal executive offices at 2101 East Via Arado, Rancho Dominguez, California 90220.

    (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $0.01 par value (the "SHARES"), at a price of $5.25 net to the seller in cash per share. The offer is for all outstanding Shares. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and in Annex I (Directors and Executive Officers of Purchaser and Parent) to the Offer to Purchase ("ANNEX I") is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent listed in Annex I (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "Introduction," "Section 8. Certain Information Concerning the Company," and "Section 11. Background of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "Introduction," "Section 7. Certain Effects of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the section entitled "Introduction" and "Section 16. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in the "Introduction," "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholder Option Agreements; The Company Option Agreement" and "Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(7)     Text of Joint Press Release dated July 14, 1998, issued by Parent and the Company.

(a)(8)     Text of Press Release dated July 20, 1998 issued by Purchaser.

(a)(9)     Form of Summary Advertisement dated July 20, 1998.

(c)(1)     Agreement and Plan of Merger, dated as of July 13, 1998, among Parent, Purchaser and the Company.

(c)(2)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and
           Robert H. Berglass.

(c)(3)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and
           Robert H. Berglass, as Trustee of the Berglass Charitable Remainder Trust UDT
           7/8/98.

(c)(4)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and
           Judith R. Berglass, as Trustee of the Berglass 1995 Irrevocable Trust UDT 6/27/95.

(c)(5)     Stock Option Agreement, dated July 13, 1998, among Parent, Purchaser and the
           Company.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 1998

                                          HENKEL ACQUISITION CORP. II

                                          By ________/s/ ERNEST G. SZOKE________
                                             Name: Ernest G. Szoke

                                             Title: President and Secretary

                                          HENKEL KGaA

                                          By _______/s/ CHRISTOPH KIRCHNER______
                                             Name: Christoph Kirchner

                                             Title: VP Affiliated Companies
                                          Cosmetics

                                          By ______/s/ PETRA U. HAMMERLEIN______
                                             Name: Petra U. Hammerlein

                                             Title: Senior Counsel

                                 EXHIBIT INDEX

EXHIBIT
NUMBER        EXHIBIT NAME
------------  ----------------------------------------------------------------------------------------------------

   (a)(1)     Offer to Purchase.

   (a)(2)     Letter of Transmittal.

   (a)(3)     Notice of Guaranteed Delivery.

   (a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)     Text of Joint Press Release dated July 14, 1998, issued by Parent and the Company.

   (a)(8)     Text of Press Release dated July 20, 1998 issued by Purchaser.

   (a)(9)     Form of Summary Advertisement dated July 20, 1998.

   (c)(1)     Agreement and Plan of Merger, dated as of July 13, 1998, among Parent, Purchaser and the Company.

   (c)(2)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and Robert H. Berglass.

   (c)(3)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and Robert H. Berglass, as Trustee of the Berglass Charitable Remainder Trust UDT 7/8/98.

   (c)(4)     Stockholder Option Agreement, dated July 13, 1998, among Parent, Purchaser and Judith R. Berglass, as Trustee of the Berglass 1995 Irrevocable Trust UDT 6/27/95.

   (c)(5)     Stock Option Agreement, dated July 13, 1998, among Parent, Purchaser and the Company.

    (d)       Not applicable.

    (e)       Not applicable.

    (f)       Not applicable.